

STATEMENT OF FINANCIAL CONDITION

CastleOak Securities, L.P.
December 31, 2019
With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-65786

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

Castle Oak Securities, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip J. Ippolito — 212-829-4788
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02).



AFFIRMATION

I, Philip J. Ippolito, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to CastleOak Securities, L.P. (the "Partnership"), as of December 31, 2019, is true and correct. I further affirm that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Philip J. Ippolito
Chief Financial Officer

Notary Public

Heidi M. Castro
Notary Public, State of New York
No. 01CA6094353
Qualified in New York County
Commission Expires June 16, 2023

This report ** contains (check all applicable boxes):

☑ Facing Page
☑ Report of Independent Registered Public Accounting Firm.
☑ Statement of Financial Condition.
☐ Statement of Operations.
☐ Statement of Cash Flows.
☐ Statement of Changes in Partners' Capital.
☐ Statement of Changes in Subordinated Borrowings.
☑ Notes to Statement of Financial Condition.
☐ Computation of Net Capital Pursuant to Rule 15c3-1.
☐ Computation for Determination of the Reserve Requirements under Exhibit A of SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3.
☐ A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ An Oath or Affirmation.
☐ A copy of the SIPC Supplemental Report.
☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Partners and Management of CastleOak Securities, L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CastleOak Securities, L.P. (the "Partnership") as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2019, in conformity with U.S. generally accepted accounting principles

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Partnership's auditor since 2008.

February 28, 2020

CastleOak Securities, L.P.

Statement of Financial Condition

December 31, 2019

(In Thousands)

Assets

Cash and cash equivalents	$	3,825
Cash segregated under federal and other regulations		50
Receivables from related broker-dealer		2,896
Receivables from broker-dealers and clearing brokers		2,824
Forgivable loans and receivables from employees, net		2,090
Other assets		300
Total assets	$	11,985

Liabilities, Subordinated Borrowings and Partners' Capital

Accounts payable and accrued liabilities	$	1,617
Accrued compensation		739
Payables to related parties		382
Total liabilities		2,738
Commitments and contingencies (Note 6)		
Subordinated borrowings		5,000
Partners' capital		
General partner		2,341
Limited partner		1,906
Total partners' capital		4,247
Total liabilities, subordinated borrowings and partners' capital	$	11,985

See notes to statement of financial condition

CastleOak Securities, L.P.

Notes to Statement of Financial Condition

December 31, 2019

(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business

CastleOak Securities, L.P. (the "Partnership"), is a limited partnership organized under the laws of the State of Delaware. The Partnership is a registered broker-dealer with the Securities Exchange Commission ("SEC"). The Partnership is owned by CastleOak Management, LLC (55.7%), the managing "General Partner," and CastleOak Management Holdings, LLC ("COMH" – 44.3%), the "Limited Partner." COMH is a wholly owned subsidiary of Cantor Fitzgerald, L.P. ("CFLP").

The Partnership engages primarily in institutional brokerage, specializing in capital markets issuance, underwriting group participation and private placement of securities, which are supported by a sales and trading team specializing in equity and fixed income products.

Basis of Presentation

The statement of financial condition are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Revenue Recognition

Investment Banking

Investment banking includes underwriting public and private offerings of equity/equity-linked and debt securities in connection with mergers and acquisitions, restructurings and other transactions. Generally, the Partnership's underwriting transactions represent a single performance obligation which is the sale of the customer's securities. Revenue from these activities is recognized at a point in time on the trade-date because the Partnership has a present right to payment for the service performed and the customer has a right to the net cash proceeds.

1. General and Summary of Significant Accounting Policies (*continued*)

As a practical expedient, costs associated with investment banking are expensed as incurred because contract terms are generally less than one year. Any cost reimbursements are recognized as revenue when the costs are incurred and the reimbursements are due from the customer.

Principal Transactions

Principal transaction revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security, commodity, or derivative. Principal transaction revenues and related expenses are recognized on a trade-date basis.

Commissions

Commissions revenue is derived from securities and commodities, whereby the Partnership connects buyers and sellers in the OTC and exchange markets. These transactions result from the provision of service related to executing transactions for clients. Commissions revenue is recognized at a point in time on the trade-date, when the customer obtains control of the asset and can direct the use of, and obtain substantially all of the remaining benefits from the asset. The Partnership records a receivable between the trade-date and settlement date, when payment is received.

Other revenue

Other revenue is derived primarily from providing clients access to a web-based portal in order to purchase and sell money market funds. The Partnership earns a percentage of the average daily assets invested per client on the portal, which is managed by a third party. The revenue is recognized at a point in time when the average daily asset balance is received by the Partnership after the client has commenced trading. The Partnership records a receivable between the trade-date and when payment is received.

Cash and cash equivalents

The Partnership considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition that are not segregated under regulatory requirements to be cash equivalents.

CastleOak Securities, L.P.

Notes to Statement of Financial Condition (*continued*)

December 31, 2019

(In Thousands)

1. General and Summary of Significant Accounting Policies (*continued*)

Cash Segregated Under Federal and Other Regulations

Cash segregated under federal and other regulations are segregated for the protection of customers.

Receivables from Broker-Dealers and Clearing Brokers

Receivables from broker-dealers and clearing brokers represents fees receivable from investment banking activities and other receivables and margin from unaffiliated clearing brokers.

Receivables from Related Broker-Dealer

Receivables from related broker-dealer represents clearing deposits held at Cantor Fitzgerald & Co. ("CF&Co"), a registered broker-dealer with the SEC, and subsidiary of CFLP.

Forgivable Loans and Receivables from Employees, net

The Partnership has entered into various agreements with certain of its employees whereby these individuals receive forgivable loans. These employee forgivable loans are recorded at historical value and are amortized using the straight-line method over the service period, which is generally two or three years.

Leases

The Partnership enters into leasing arrangements in the ordinary course of business as a lessee of office space, data centers and office equipment.

The accounting policies described below were updated pursuant to the adoption of the new U.S. GAAP standard on Leases and related amendments on January 1, 2019. These policy updates have been applied prospectively in the Partnership's statement of financial condition from January 1, 2019 onward.

The Partnership determines whether an arrangement is a lease at inception. ROU lease assets represent the Partnership's right to use an underlying asset for the lease term, and lease liabilities represent the Partnership's obligation to make lease payments arising from the lease. Other than for leases with an initial term of twelve months or less, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most leases do not provide an implicit rate, the Partnership uses an incremental

1. General and Summary of Significant Accounting Policies (*continued*)

borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Partnership will exercise that option. Lease expense pertaining to operating leases is recognized on a straight-line basis over the lease term.

Income Taxes

Income taxes are accounted for under U.S. GAAP Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

ASC Topic 740, *Income Taxes*, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. This standard requires lessees to recognize a right-of-use ("ROU") asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures. Accounting guidance for lessors is largely unchanged. In July 2018, the FASB issued ASU 2018-10, *Codification Improvements to Topic 842, Leases*, to clarify how to apply certain aspects of the new leases standard. In addition, in July 2018, the FASB issued ASU 2018-11, *Leases (Topic 842), Targeted Improvements*, which provides an additional (and optional) transition method to adopt the new leases standard. Under the new transition method, a reporting entity would initially apply the new lease requirements at the effective date and recognize a cumulative-effect adjustment to the opening balance of retained

1. General and Summary of Significant Accounting Policies (*continued*)

earnings in the period of adoption; and provide the required disclosures under ASC 840, *Leases* for all prior periods presented. Further, ASU 2018-11 also contains a new practical expedient that allows lessors to avoid separating lease and associated non-lease components within a contract if certain criteria are met. In December 2018, the FASB issued ASU 2018-20, *Leases (Topic 842), Narrow-Scope Improvements for Lessors*, to clarify guidance for lessors on sales taxes and other similar taxes collected from lessees, certain lessor costs and recognition of variable payments for contracts with lease and non-lease components. In March 2019, the FASB issued ASU 2019-01, *Leases (Topic 842), Codification Improvements,* to clarify certain application and transitional disclosure aspects of the new leases standard. The amendments address determination of the fair value of the underlying asset by lessors that are not manufacturers or dealers and clarify interim period transition disclosure requirements, among other issues. The guidance in ASUs 2016-02, 2018-10, 2018-11 and 2018-20 became effective beginning January 1, 2019, with early adoption permitted; whereas the guidance in ASU 2019-01 was effective beginning January 1, 2020, with early adoption permitted. The Partnership has adopted the abovementioned standards on January 1, 2019 using the effective date as the date of initial application. See Note 10—Leases for additional information on the Partnership's leasing arrangements.

New Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments*, which requires financial assets that are measured at amortized cost to be presented, net of an allowance for credit losses, at the amount expected to be collected over their estimated life. Expected credit losses for newly recognized financial assets, as well as changes to credit losses during the period, are recognized in earnings. For certain purchased financial assets with deterioration in credit quality since origination ("PCD assets"), the initial allowance for expected credit losses will be recorded as an increase to the purchase price. Expected credit losses, including losses on off-balance-sheet exposures such as lending commitments, will be measured based on historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The new standard became effective for the Partnership beginning January 1, 2020, under a modified retrospective approach, and early adoption is permitted. In November 2018, the FASB issued ASU 2018-19, *Codification Improvements to Topic 326, Financial Instruments—Credit Losses*, to clarify that operating lease receivables accounted for under ASC 842, *Leases*, are not in the scope of the new credit losses guidance, and, instead, impairment of receivables arising from operating leases should be accounted for in accordance with ASC 842, *Leases*. In April 2019, the FASB issued ASU No. 2019-04, *Codification Improvements to Topic 326, Financial Instruments—Credit Losses*, Topic 815, *Derivatives and Hedging*, and Topic 825, *Financial Instruments*. The ASU makes changes to the guidance introduced or amended by ASU

1. General and Summary of Significant Accounting Policies (*continued*)

No. 2016-13, *Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments*. See below for the description of the amendments stipulated in ASU No. 2019-04. In addition, in May 2019, the FASB issued ASU No. 2019-05, *Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief*. The amendments in this ASU allow entities, upon adoption of ASU No. 2016-13, to irrevocably elect the fair value option for financial instruments that were previously carried at amortized cost and are eligible for the fair value option under ASC 825-10, *Financial Instruments: Overall*. In November 2019, the FASB issued ASU No. 2019-11, *Codification Improvements to Topic 326, Financial Instruments—Credit Losses*. The amendments in this ASU require entities to include certain expected recoveries of the amortized cost basis previously written off, or expected to be written off, in the allowance for credit losses for PCD assets; provide transition relief related to troubled debt restructurings; allow entities to exclude accrued interest amounts from certain required disclosures; and clarify the requirements for applying the collateral maintenance practical expedient. The amendments in ASUs No. 2018-19, 2019-04, 2019-05 and 2019-11 are required to be adopted concurrently with the guidance in ASU No. 2016-13. The Partnership adopted the standards on their required effective date beginning January 1, 2020 using a modified retrospective approach. The adoption of this guidance did not have a material impact on the Partnership's statement of financial condition.

In April 2019, the FASB issued ASU No. 2019-04, *Codification Improvements to Topic 326, Financial Instruments—Credit Losses*, Topic 815, *Derivatives and Hedging*, and Topic 825, *Financial Instruments*. The ASU amends guidance introduced or amended by ASU No. 2016-13, *Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments*, ASU No. 2017-12, *Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities*, and ASU No. 2016-01, *Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities*. The amendments to ASU No. 2016-13 clarify the scope of the credit losses standard and address guidance related to accrued interest receivable balances, recoveries, variable interest rates and prepayments, among other issues. With respect to amendments to ASU No. 2017-12, the guidance addresses partial-term fair value hedges, fair value hedge basis adjustments, and certain transition requirements, along with other issues. The clarifying guidance pertaining to ASU No. 2016-01 requires an entity to remeasure an equity security without a readily determinable fair value accounted for under the measurement alternative at fair value in accordance with guidance in ASC 820, *Fair Value Measurement*; specifies that equity securities without a readily determinable fair value denominated in nonfunctional currency must be remeasured at historical exchange rates; and provides fair value measurement disclosure guidance. The codification improvements related to credit losses are required to be adopted concurrently with ASU No. 2016-13 as of January 1, 2020. See above for the impact of adoption of the amendments

CastleOak Securities, L.P.

Notes to Statement of Financial Condition (*continued*)

December 31, 2019

(In Thousands)

1. General and Summary of Significant Accounting Policies (*continued*)

stipulated in ASU No. 2019-04. The hedge accounting standard amendments became effective for the Partnership as of January 1, 2020, with early adoption permitted, and may be applied either retrospectively or prospectively, with certain exceptions. The amendments related to the recognition and measurement guidance became effective for the Partnership as of January 1, 2020, with early adoption permitted, and should be applied prospectively for equity securities without readily determinable fair value with the remaining amendments to be applied on a modified-retrospective transition basis by means of a cumulative-effect adjustment to the opening retained earnings balance as of the date an entity adopted all of the amendments in ASU No. 2016-01. Management adopted the hedge accounting standard amendments and recognition and measurement guidance amendments on the required effective date beginning January 1, 2020. The adoption of this guidance did not have a material impact on the Partnership's statement of financial condition.

In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*. The ASU is part of the FASB's simplification initiative; and it is expected to reduce cost and complexity related to accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740, *Income Taxes* related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, if applicable, the allocation of consolidated income tax expense to separate statement of financial condition of entities not subject to tax and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates, and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The new standard will become effective for the Partnership beginning January 1, 2021 and, with certain exceptions, will be applied prospectively. Early adoption is permitted. Management is currently evaluating the impact of the new guidance on the Partnership's statement of financial condition.

2. Receivable from Broker-Dealers and Clearing Brokers

At December 31, 2019, Receivables from broker-dealers and clearing brokers consisted of the following:

	December 31, 2019
Receivables from clearing brokers	$ 2,247
Receivables from broker-dealers	577
	$ 2,824

CastleOak Securities, L.P.

Notes to Statement of Financial Condition (*continued*)

December 31, 2019

(*In Thousands*)

2. Receivable from Broker-Dealers and Clearing Brokers (*continued*)

Receivables from broker-dealers represents fees receivable from investment banking activities. Receivables from clearing brokers represents other receivables and margin from unaffiliated clearing brokers.

3. Related Party Transactions

CF&Co provides clearing and settlement services, under contractual agreements, to the Partnership. In connection with these services, CF&Co collects the brokerage revenue and remits to the Partnership on a monthly basis. In addition, CF&Co charges fees on a per-ticket basis, dependent upon the product traded.

CFLP provides the Partnership with administrative services, and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, and legal services. For the year ended December 31, 2019, the Partnership was charged by affiliates for such services for which the unpaid balances are included in Payables to related parties in the Partnership's statement of financial condition.

The Partnership has a subordinated borrowing with an affiliate. See Note 8 – Subordinated Borrowings for further detail related to this transaction.

4. Income Taxes

As of December 31, 2019, the Partnership recorded a net deferred tax asset of approximately $19, which is primarily related to depreciation and accrued compensation. The Partnership had an effective tax rate of 1.7%, which is different from the NYC UBT statutory rate of 4.0% due primarily to business income allocated outside of NYC.

The Partnership analyzed its tax positions with respect to applicable income tax issues for open tax years in each respective jurisdiction and determined that there were no material tax liabilities as of December 31, 2019. As of December 31, 2019, the Partnership did not accrue any interest or penalties. The Partnership is not presently under examination for United States federal, state, and local income tax purposes, and is no longer subject to examination by tax authorities for the years prior to 2016 in all jurisdictions.

The Partnership is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a limited partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss.

5. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1). The Partnership has elected to compute its net capital using the basic method which requires the maintenance of minimum capital of $250 or 6 2/3% of aggregate indebtedness. At December 31, 2019, the Partnership had net capital of $6,462 which was $6,212 in excess of its required net capital. The Partnership segregated cash of $50 into a special reserve account for the exclusive benefit of customers as of December 31, 2019.

6. Commitments and Contingent Liabilities

Legal Matters – In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any such actions may result in judgments, settlements, fines, penalties, injunctions or other relief.

From time to time, the Partnership and its affiliates are involved in litigation, claims and arbitrations, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by competitors, terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims and arbitration between competitors regarding employee hiring are not uncommon.

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. The outcome of such items cannot be determined with certainty. The Partnership is unable to estimate a possible loss or range of loss in connection with specific matters. Management believes that, based on currently available information, the final outcome of current pending matters will not have a material adverse effect on the Partnership taken as a whole.

7. Counterparty Credit Risk

Risks and Uncertainties

The Partnership generates revenues by providing securities brokerage, trading, and underwriting services to institutional customers. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets.

CastleOak Securities, L.P.

Notes to Statement of Financial Condition (*continued*)

December 31, 2019

(In Thousands)

7. Counterparty Credit Risk (*continued*)

Credit Risk – Credit risk arises from potential non-performance by counterparties. The Partnership has established policies and procedures to manage the exposure to credit risk. The Partnership maintains a thorough credit approval process to limit exposure to counterparty risk and employ stringent monitoring to control the counterparty risk for the matched principal businesses. The Partnership's account opening and counterparty approval process includes verification of key customer identification, anti-money laundering verification checks and a credit review of financial and operating data. The credit review process includes establishing an internal rating and any other information deemed necessary to make an informed credit decision, which may include financials, correspondence, due diligence calls and a visit to the entity's premises, as necessary.

Financial Instruments with Off-Balance Sheet Risk – The Partnership enters into TBAs to facilitate customer transactions and provide an economic hedge for the Partnership's trading inventory. Such transactions may expose the Partnership to significant off–balance sheet risk in the event the collateral is not sufficient to fully cover losses, which customers may incur. In the event the customer fails to satisfy its obligations, the Partnership may be required to purchase or sell the collateral at prevailing market prices in order to fulfill the customer's obligations. The Partnership's customer financing and securities settlement activities may require the Partnership to pledge customer securities as collateral in support of various secured financing sources, such as securities loaned.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. The Partnership may allow certain of its desks to enter into unmatched principal transactions in the ordinary course of business and hold long and short inventory positions. These transactions are primarily for the purpose of facilitating clients' execution needs, adding liquidity to a market or attracting additional order flow. As a result, the Partnership may have market risk exposure on these transactions. The Partnership's exposure varies based on the size of its overall positions, the risk characteristics of the instruments held and the amount of time the positions are held before they are disposed of. All positions held longer than intra-day are marked-to-market.

The Partnership attempts to mitigate its market risk on these positions by strict risk limits, extremely limited holding periods and hedging. However, there is no assurance that these procedures and limits will be effective at limiting unanticipated losses in the future. Adverse movements in the securities positions or a downturn or disruption in the markets for these positions could result in a substantial loss. In addition, principal gains and losses resulting from these positions could on occasion have a disproportionate effect, positive or negative, on the

7. Counterparty Credit Risk (*continued*)

Partnership's consolidated financial condition and results of operations for any particular reporting period.

Operational Risk – In providing a comprehensive array of products and services, the Partnership may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Partnership or business interruption due to systems failures or other events. Operational risk may also include breaches of the Partnership's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Partnership could suffer a financial loss as well as reputational damage.

8. Subordinated Borrowings

The Partnership has a subordinated revolving line of credit of up to $5,000 with CF&Co which is used to facilitate investment banking transactions. The Partnership had an outstanding balance of $5,000 as of December 31, 2019. The interest rate on this line of credit is 10%. The scheduled maturity date on the borrowing is July 12, 2020.

The Partnership also has a subordinated revolving line of credit of up to $3,000 with Pershing LLC, a subsidiary of BNY Mellon. The current rates of interest are alternative base rate ("ABR"), plus 5% and 1.25% on outstanding and non-outstanding balances, respectively. The ABR is a fluctuating rate of interest per annum equal to the higher of (a) the rate of interest most recently announced by the Lender as its "prime rate" and (b) the Federal Funds rate most recently determined by the Lender plus one half of one percent (0.50%). At December 31, 2019, there were no outstanding borrowings.

These borrowings are subordinated to the claims of general creditors, approved by Financial Industry Regulatory Authority ("FINRA") and other regulators, and are included in the Partnership's calculation of net capital and the capital requirements of FINRA 4120.

9. Revenue from Contracts with Customers

Contract Balances – The timing of the Partnership's revenue recognition may differ from the timing of payment by its customers. The Partnership records a receivable when revenue is recognized prior to payment and the Partnership has an unconditional right to payment.

Alternatively, when payment precedes the provision of the related services, the Partnership records deferred revenue until the performance obligations are satisfied.

The Partnership had no deferred revenue as of December 31, 2019.

The Partnership had receivables related to revenue from contracts with customers of $577 at December 31, 2019. The Partnership had no impairments related to these receivables during the year ended December 31, 2019.

Contract Costs – The Partnership capitalizes costs to fulfill contracts associated with different lines of its business where the revenue is recognized at a point in time and the costs are determined to be recoverable. Capitalized costs to fulfill a contract are recognized at the point in time that the related revenue is recognized.

At December 31, 2019, there were no capitalized costs recorded to fulfill contracts.

10. Leases

The Partnership, acting as a lessee, has operating leases primarily relating to office space and office equipment. The leases have remaining lease terms of 0.4 years to 0.5 years, some of which include options to extend the leases in 1 year increments for up to 1 year. Renewal periods are included in the lease term only when renewal is reasonably certain, which is a high threshold and requires management to apply judgment to determine the appropriate lease term. Certain leases also include periods covered by an option to terminate the lease if the Partnership is reasonably certain not to exercise the termination option. The Partnership recognizes lease expense for its operating leases on a straight-line basis over the lease term and variable lease expense not included in the lease payment measurement is recognized as incurred. All leases were classified as operating leases as of December 31, 2019.

Pursuant to the accounting policy election, leases with an initial term of twelve months or less are not recognized on the balance sheet.

ASC 842, Leases requires the Partnership to make certain assumptions and judgements in applying the guidance, including determining whether an arrangement includes a lease, determining the term of a lease when the contract has renewal or cancelation provisions, and determining the discount rate.

10. Leases (*continued*)

The Partnership determines whether an arrangement is or includes a lease at contract inception by evaluating whether the contract conveys the right to the control the use of an identified asset for a period of time in exchange for consideration. If the Partnership has the right to obtain substantially all of the economic benefits from, and can direct the use of, the identified asset for a period of time, the Partnership accounts for the identified asset as a lease. The Partnership has elected the practical expedient to not separate lease and non-lease components for all leases other than real estate leases. The primary non-lease component that is combined with a lease component is operating expenses such as utilities, maintenance or management fees.

As the rate implicit in the lease is not usually available, the Partnership used an incremental borrowing rate ("IBR") based on the information available at the adoption date of the new leases standard in determining the present value of lease payments for existing leases. The Partnership elected to use a portfolio approach to IBR, applying corporate bond rates to the leases. The Partnership calculated the appropriate rates with reference to the lease term and lease currency. The Partnership will use information available at the lease commencement date to determine the discount rate for any new leases.

As of December 31, 2019, the Partnership does not have any leases that have not yet commenced but that create significant rights and obligations.

Supplemental information related to the Partnership's operating lease is as follows:

	Classification in Statement of Financial Condition	As of December 31, 2019
Assets		
Operating lease right-of-use assets	Other assets	$ 35
Liabilities		
Operating lease liabilities	Accounts payable and accrued liabilities	$ 43

	As of December 31, 2019
Weighted-average remaining lease term	
Operating leases (years)	0.5
Weighted-average discount rate	
Operating leases	4.6%

10. Leases (*continued*)

The following table presents cash flow information related to lease liabilities:

	Year Ended December 31, 2019
Cash paid for obligations included in the measurement of lease liabilities	$ 108

11. Subsequent Events

The Partnership has evaluated subsequent events through the date the statement of financial condition was issued. There have been no material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to statement of financial condition.